

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

Mail Stop 4631

December 10, 2009

Mr. David Fiorenza
NewMarket Corporation
330 South Fourth Street
Richmond, Virgina 23218-2189

>   **RE: NewMarket Corporation**
>   **Form 10-K for the fiscal year ended December 31, 2008**
>   **Filed February 20, 2009**
>   **File # 1-32190**

Dear Mr. Fiorenza:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2008

Business, page 3
Business Segments, page 4

1. In future filings, please revise your disclosure to clearly identify and distinguish the products that are manufactured by Afton Chemical Corporation and those manufactured by Ethyl Corporation. Please further revise to provide a detailed description of Ethyl's operations.

2. We note your disclosure that you began reporting your real estate development activities in the first quarter of 2008 and that those activities consist of the Foundry Park I project. In future filings, please disclose whether you have plans to expand the activities of this segment by engaging in other projects concerning the land you hold or that you may acquire.

Risk Factors, page 13

3. We refer to your disclosure on page 8 regarding your practice, in certain cases, of using a single supplier for some of your raw materials. In future filings, please revise your risk factor disclosure to discuss any material risks associated with this activity.

4. We note your disclosure regarding the Interest Rate Lock Agreement on pages 36-37, and your disclosures in your Form 10-Q for the quarter ended September 30, 2009 under "Interest Rate Lock Agreement" on page 40 and under "Risk Factors" on page 44. In future filings, please revise your disclosure to discuss any specific risk posed to your business by the termination of your application and interest rate lock agreement with Principal Commercial Funding II, LLC and any inability to secure permanent financing for the Foundry project once the construction loan matures in August 2010. Please include a discussion of any material impact to your cash flows and overall financial condition in the event you are unable to secure alternative post-construction financing by August 2010.

Legal Proceedings, page 21

5. With a view toward future disclosure, please provide us with the number of asbestos claims pending against you as of the end of your last fiscal year. If this information is not available, please tell us how many claimants do not assert any specific amount of damages and disclose the range of damages asserted by all other claimants. For example, "X claims assert damages of $; X claims assert between $ and $ in compensatory and between $ and $ in punitive damages; X claims seek compensatory damages of less than $," etc. Please also include the name of the court in which each court proceeding is pending as well as the date instituted. Please refer to Item 103 of Regulation S-K.

Market for Registrant's Common Equity, Related Stockholder Matters . . . , page 23

6. In future filings, please use the tabular format indicated in Item 703 of Regulation S-K with regard to your purchases of equity securities.

Note 26. Consolidating Financial Information, page 88

7. As required by Rule 3-10 of Regulation S-X, please confirm and revise future
    annual and quarterly filings to clarify that the guarantors are 100% owned by the
    parent.

Exhibits, Financial Statement Schedules, page 102

8. We note that you do not appear to have publicly filed all of the schedules and
    exhibits to your credit agreements, as amended, listed in the exhibit index. Please
    file complete versions of your credit agreements, as amended, including all of
    their schedules and exhibits, with your next periodic report or, if you wish, a
    current report on Form 8-K.

Form 10-Q for the quarterly period ended September 30, 2009

Results of Operations, page 35

9. We note your tabular rollforward of changes in net sales. It appears that your
    presentation of changes in selling prices, customer mix, and foreign currency nets
    factors that had positive and negative effects. To the extent that each factor is
    significant, please revise future annual and quarterly filings to present the changes
    on a gross basis. Such a presentation will better enable investors to understand
    the components of your results.

10. We note that you disclosed various factors that impacted your operating profit and
    that will impact your operating profit going forward. Please revise future filings
    to quantify the impact of these factors where practicable.

Cash Flows, Financial Condition and Liquidity, page 38

11. We note that your senior notes and revolving credit facility contain covenants.
    Given the importance of available funding to your business, please revise future
    filings to present, for your most significant and restrictive covenants, your actual
    ratios and other actual amounts versus the minimum/maximum ratios/amounts
    permitted as of each reporting date. Such a presentation may allow investors to
    more easily understand your current status in meeting your covenants. See
    Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350.

Foundry Park I Construction Loan and Interest Rate Swamp, page 39

12. We note that the Application between Principal and Foundry Park I has been
    terminated. With a view towards future disclosure, please provide us a specific
    and comprehensive discussion regarding how you intend to repay amounts due

under your current construction loan, if and how the termination of the loan application and related rate lock agreement between Foundry Park I and Principal may impact your timing and related plans, if and how the subsequent interest rate swap with Goldman Sachs may impact your timing and related plans, and if or how these events impact the lease agreement with MeadWestvaco. Also, please provide us a specific and comprehensive discussion of the current status of the construction activities and of the material terms of the lease agreement.

Definitive Proxy Statement on Schedule 14A

Bonus, page 13
Bonus pool, page 13

13. We note that the payout targets are first determined by an employee's job level and then adjusted for individual and corporate performance. With a view towards future disclosure, please tell us the 2008 target payout amount for each named executive officer. In addition, if there were ranges of minimum or maximum payout amounts for the named executive officers, please provide us with those ranges.

Measuring Individual Performance and Corporate Performance, page 14

14. We note your disclosure that the rating based on individual performance determines the percentage of the target payout for which an employee is eligible. With a view towards future disclosure, please tell us the individual performance goals for each named executive officer for 2008, the range of possible ratings each named executive officer could receive along with the rating actually received by each named executive officer for 2008, and the target payout percentage corresponding to that rating.

Weighting of Performance Measures (Individual and Corporate), page 14

15. With a view towards future disclosure, please tell us the corporate performance targets that were considered by the committee in determining whether each named executive officer met the corporate performance measures. To the extent applicable, please quantify this information. Please refer to Item 402(b)(2)(v) of Regulation S-K. To the extent you believe that disclosure of the information would result in competitive harm such that you may omit the information under Instruction 4 to Item 402(b) of Regulation S-K, please provide a detailed explanation supporting your conclusion. Please refer also to Question 118.04 of the Regulation S-K Compliance and Disclosure Interpretations available on our website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

16. With a view towards future disclosure, please tell us the weighting between individual and corporate performance for each named executive officer for 2008.

17. With a view towards future disclosure, please tell us how the committee exercised its discretion to determine the 2008 bonus awards for each named executive officer. For example, how did the committee weigh individual performance and against corporate performance? What impact did survey or peer group data have on their determinations? What adjustments did the committee make based upon corporate and individual performance? What impact did Mr. Huang's special bonus have on the committee's determination with respect to his award?

Special Bonus, page 14

18. With a view towards future disclosure, please tell us in greater detail why the committee approved the special recognition bonus for Mr. Huang. Please be detailed in your response. For example, to the extent relevant, you should describe and analyze the aspects of Mr. Huang's performance and Afton Chemical's performance that the committee considered in deciding to grant Mr. Huang this award. Finally, please tell us how the committee determined the amount of the special recognition award.

Stock Options and Grants, page 14

19. We note your disclosure that "[g]iven other components of total compensation and general conditions within the industry, the Chief Executive Officer has not recommended any additional grants over the past six years." With a view towards future disclosure, please tell us what you mean by "general conditions within the industry." In addition, as the committee appears to have accepted your chief executive officer's recommendation, please tell us why the committee accepted this recommendation for 2008. In doing, please describe and analyze the factors the committee considered. Please be detailed in your response.

Agreements with Executive Officers, page 16

20. With a view towards future disclosure, please tell the purpose of your additional benefit agreements with Mr. Huang and why you entered into them. Please be detailed in your response. In doing so, you may wish to address why you do not have similar agreements with your other named executive officers. In addition, please tell us how the amounts of the payments under the agreements were determined.

Compensation of Executive Officers, page 18
Summary Compensation Table, page 18

21. We note the awards disclosed in the "Bonus" column of the summary
    compensation table. Please tell us what consideration you gave to disclosing
    these awards in the "Non-Equity Incentive Plan Compensation" column instead.
    In this regard, we note that Article V of your management bonus plan
    contemplates awards in exchange for the satisfaction of requirements or
    conditions and that your disclosure in the "Compensation Discussion and
    Analysis" section suggests that the awards received by your named executive
    officers pursuant to the plan for performance in 2008 depended on the satisfaction
    of individual and corporate goals and objectives. Please refer to the definition of
    "incentive plan" in Item 402(a)(6)(iii) of Regulation S-K.

                              *   *   *   *

        Please respond to these comments within 10 business days, or tell us when you
will provide us with a response. Please provide us with a supplemental response letter
that keys your responses to our comments and provides any requested supplemental
information. Detailed letters greatly facilitate our review. Please file your supplemental
response on EDGAR as a correspondence file. Please understand that we may have
additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filings reviewed by the staff to be certain that they have provided all
information investors require. Since the company and its management are in possession
of all facts relating to a company's disclosure, they are responsible for the accuracy and
adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosure in their
  filings;
- staff comments or changes to disclosure in response to staff comments do not
  foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated
  by the Commission or any person under the federal securities laws of the United
  States.

        In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filing or in response to our comments on your filing.

If you have any questions regarding comments on the financial statements and related matters please direct them to Tricia Armelin, Staff Accountant, at (202) 551-3747, Anne McConnell, Senior Accountant, at (202) 551-3709 or, in their absence, to the undersigned at (202) 551-3768. Please contact Chambre Malone Miller, Staff Attorney, at (202) 551-3262 or, in her absence, Dieter King, Staff Attorney, at (202) 551-3338 with any other questions.

.

Sincerely,

John Cash
Accounting Branch Chief